www.excellonresources.com

EXCELLON IS DRILLING SILVER CITY

Toronto, Ontario – June 9, 2020 – Excellon Resources Inc. (TSX:EXN, EXN.WT, OTC:EXLLF and FRA:E4X1) (“Excellon” or the “Company”) is pleased to announce that an initial 15-hole diamond drilling program has commenced on the 164 km2 Silver City Project in Saxony, Germany.

“We are targeting significant widths of high-grade silver in an epithermal silver district that was mined for over 750 years, but has never seen modern day exploration for precious metals,” stated Ben Pullinger, SVP Geology. “Our initial program utilizes a multi-disciplinary approach to demonstrate that the historically prolific Freiberg silver district remains exceptionally prospective. This milestone has been achieved through collaboration with our partners and stakeholders and we are grateful for their support.”

The Silver City Project was mined for high-grade silver from the 11th until the late 19th century, when Germany left the silver standard in 1873 and the gold:silver ratio collapsed. Records from the project indicate high-grade silver production over substantial widths throughout the district. Excellon is embarking on the first modern day exploration program focussed on precious metals.

Excellon has entered a research and development agreement with the Helmholtz Institute Freiberg (“HIF”) to provide HIF with data and drill core samples from the Silver City Project through which HIF can test exploration technologies in real time, including hyperspectral analysis of drill core. The Company additionally has various collaborations with the Mineral Systems Analysis Group of the TU Bergakademie Freiberg (the Freiberg University) to develop further analyses of the project.

Excellon holds an option to acquire a 100% interest in the Silver City Project from Globex Mining Enterprises Inc. (TSX: GMX) (OTCQX: GLBXF) and (FRA: G1MN).

Annual Meeting of Shareholders

In response to the unprecedented public health impact of COVID-19 and to mitigate risks to the health and safety of its shareholders, employees and local communities, the Company will hold its annual meeting of shareholders (the “Meeting”) on August 13, 2020.

The Company is relying on the exemption provided in the Ontario Instrument 51-504 – Temporary Exemptions from Certain Requirements to File or Send Securityholder Materials and similar exemptions granted by the securities regulatory authorities or regulators in other jurisdictions of Canada to postpone the filing of its executive compensation disclosure for the year ended December 31, 2019 by June 30, 2020, as required under Section 9.3.1 (2.2) of National Instrument 51-102 – Continuous Disclosure Obligations. The Company will include executive compensation disclosure in its management information circular prepared and sent to shareholders in connection with the Meeting.

About Excellon

Excellon’s vision is to create wealth by realizing strategic opportunities through discipline and innovation for the benefit of our employees, communities and shareholders. The Company is advancing a precious metals growth pipeline that includes: Platosa, Mexico’s highest-grade silver mine since production commenced in 2005; Kilgore, a high quality gold development project in Idaho with strong economics and significant growth and discovery potential; and an option on Silver City, a high-grade epithermal silver district in Saxony, Germany with 750 years of mining history and no modern exploration. The Company also aims to continue capitalizing on current market conditions by acquiring undervalued projects.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Brendan Cahill, President & CEO or

Ben Pullinger, SVP Geology

(416) 364-1130

info@excellonresources.com

www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties, and particularly the September 7, 2018 NI 43-101 technical report prepared by SRK Consulting (Canada) Inc. with respect to the Platosa Property. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

Silver City – Initial Drill Targets
A4
Zellwald
Burkhard
Obergruna
Peter Vein
Großvoigtsberg
Fortuna D
Fortuna C
Wittig
Fortuna B
Fortuna A
12km
Bräunsdorf
Freiberg
Proposed drillhole
Mapped vein
0
2.5
kilometers
N